SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)

                            ARMOR HOLDINGS, INC.
                             (Name of Issuer)

                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

                                042260109
                              (CUSIP Number)

                              Nick G. Bouras
                     Richmont Capital Partners I, L.P.
                              4300 Westgrove
                           Dallas, Texas  75248
                              (214) 713-5000

                              with copies to:

                             Thomas W. Briggs
                        Kelly, Hart & Hallman, P.C.
                        201 Main Street, Suite 2500
                         Fort Worth, Texas  76102
                              (817) 332-2500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               July 29, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
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1.   Name of Reporting Person:

     Richmont Capital Partners I, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a)/ /

                                                       (b) / /

3.   SEC Use Only

4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):                      / /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power:  525,000(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 525,000(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     725,000 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            / /

13.  Percent of Class Represented by Amount in Row (11): 4.5% (3)


14.  Type of Reporting Person: PN

-----------------------------------
(1) Reflects the conversion of a 5% Convertible Subordinated Note ("Note") by Richmont Capital Partners I, L.P. ("RCPI") into 600,000 shares of Common Stock on December 26, 1996.
(2) Includes 200,000 shares that currently may be acquired from the Issuer upon exercise of an option covering 300,000 shares in the aggregate. The option vests in 100,000 share increments on May 15, 1996, 1997 and 1998.
(3) Assumes, pursuant to Rule 13d-3(l)(i) under the Act, that there are 15,984,407 shares of Common Stock outstanding, which number includes the 200,000 shares of Common Stock that may be acquired by RCPI upon the exercise of the option described in footnote 2.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends its Schedule 13D Statement dated May 10, 1996 as amended by Amendment No. 1 dated May 20, 1997, (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share, of Armor Holdings, Inc., (formerly American Body Armor & Equipment Inc.). Unless otherwise indicated, all defined terms used herein shall have the same meaning respectively ascribed to them in the Schedule 13D.



Item 4.   PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by adding at the end thereof the following:

     In connection with the Company's recent public offering, RCPI agreed, subject to certain exceptions, that it will not offer, sell or otherwise dispose of any of the shares of Common Stock, or any securities convertible into or exercisable for Common Stock, owned by it for a period of 180 days after the July 25, 1997 date of the related Prospectus without the prior written consent of Dillon, Read & Co. Inc., as representative of the underwriters for the offering. A copy of this Lockup Agreement is attached hereto as Exhibit 10.4.

     Except as set forth in this Item 4, the Item 2 Persons have no present plans or proposals which may relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.



Item 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

     (a)

     RCPI

     The aggregate number of shares of the Common Stock that RCPI owns beneficially, pursuant to Rule 13d-3 under the Act, is 725,000, which number includes an option to purchase 200,000 shares of Common Stock, which constitutes approximately 4.5% of the 15,984,407 shares of the Common Stock outstanding deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     J. R. Investments Corporation ("JRIC")

     Because of its position as one of two general partners of RCPI, JRIC may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 725,000 shares of the Common Stock, which number includes an option to purchase 200,000 shares of Common Stock, which constitutes approximately 4.5% of the 15,984,407 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     John P. Rochon ("JPR")

     Because of his position as the beneficial owner of a majority of the outstanding capital stock of JRIC, JPR may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 725,000 shares of the Common Stock, which number includes an option to purchase 200,000 shares of Common Stock, which constitutes approximately 4.5% of the 15,984,407 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     NEW ARROW CORPORATION ("New Arrow")

     Because of its position as one of two general partners of RCPI, New Arrow may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 725,000 shares of the Common Stock, which number includes an option to purchase 200,000 shares of Common Stock, which constitutes approximately 4.5% of the 15,984,407 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     Mary Kay, Inc. ("MKI")

     Because of its position as the sole stockholder of New Arrow, MKI may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 725,000 shares of the Common Stock, which number includes an option to purchase 200,000 shares of Common Stock, which constitutes approximately 4.5% of the 15,984,407 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     MARY KAY HOLDING COMPANY ("Mary Kay")

     Because of its position as the sole stockholder of MKI, Mary Kay may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 725,000 shares of the Common Stock, which number includes an option to purchase 200,000 shares of Common Stock, which constitutes approximately 4.5% of the 15,984,407 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     RICHARD R. ROGERS ("RRR")

     Because of his position as the beneficial owner of a majority of the outstanding capital stock of Mary Kay, RRR may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 725,000 shares of the Common Stock, which number includes an option to purchase 200,000 shares of Common Stock, which constitutes approximately 4.5% of the 15,984,407 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     (b)

     RCPI

     Acting through its two general partners, JRIC and New Arrow, RCPI has the sole power to vote or direct the vote and to dispose or direct the disposition of 525,000 Common Shares.

     JRIC

     As one of two general partners of RCPI, JRIC has the sole power to vote or direct the vote and to dispose or to direct the disposition of 525,000 shares of Common Stock.

     JRP

     Because of his position as President and CEO of Mary Kay his beneficial ownership of a majority of the outstanding capital stock of JRIC, JPR has the sole power to vote or direct the vote and to dispose or direct the disposition of 525,000 Common Shares.

     New Arrow

     As one of two general partners of RCPI, New Arrow has the sole power to vote or direct the vote and to dispose or to direct the disposition of 525,000 shares of Common Stock.

     MKI

     As sole stockholder of New Arrow, one of two general partners to RCPI, MKI has the sole power to vote or direct the vote and to dispose of or to direct the disposition of 525,000 shares of Common Stock.

     Mary Kay

     As sole stockholder of MKI, the sole stockholder of New Arrow, one of two general partners of RCPI, Mary Kay has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 525,000 shares of Common Stock.

     RRR

     As chairman of the board of Mary Kay and majority stockholder of Mary Kay, the sole stockholder of MKI, the sole stockholder of New Arrow, one of two general partners to RCPI, RRR has the sole power to vote or direct the vote and to dispose or to direct the disposition of 525,000 shares of Common Stock.

     (c) During the past 60 days, RCPI sold shares of the Stock on the American Stock Exchange, as follows:

Person/Entity       Date           No. of Shares Sold       Price Per Share
RCPI                7-29-97             75,000                   9.52

     These shares of the Stock were sold pursuant to the exercise of the over-allotment option granted by RCPI to the underwriters of the Issuer's public offering of common stock referenced in paragraph (e) below.

     (e) RCPI ceased to be the beneficial owner of more than 5% of the Stock as a result of a public offering by the Company pursuant to the prospectus dated July 25, 1997 and as a result of the sale of the common stock reported in paragraph (c) above.



Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended by adding at the end thereof the following:

     In connection with the Company's recent public offering, RCPI agreed, subject to certain exceptions, that it will not offer, sell or otherwise dispose of any of the shares of Common Stock, or any securities convertible into or exercisable for Common Stock, owned by it for a period of 180 days after the July 25, 1997 date of the related Prospectus without the prior written consent of Dillon, Read & Co. Inc., as representative of the underwriters for the offering. A copy of this Lockup Agreement is attached hereto as Exhibit 10.4.


     Except as set forth herein or in the Exhibits to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.



Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 10.4   Lockup Agreement executed by RCPI on July 25, 1997.


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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated this 4th day of August, 1997


                              RICHMONT CAPITAL PARTNERS I, L.P.

                              By:  J.R. Investments Corp.,
                                   General Partner



                                   By: /s/ Nick G. Bouras
                                         Nick G. Bouras,
                                         Vice President




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                               EXHIBIT INDEX

EXHIBIT                  DESCRIPTION

     10.4           Lockup Agreement executed by RCPI on July 25, 1997